Pricing Term Sheet

Term sheet	Registration Statement No. 333-158939

To prospectus dated May 1, 2009 preliminary prospectus supplement dated September 7, 2010	Filed Pursuant to Rule 433 of the Securities Act of 1933

Free Writing Prospectus Dated September 7, 2010

Hospira, Inc.

$500,000,000 5.600% Notes due 2040

Issuer:	Hospira, Inc.

Principal Amount:	$500,000,000

Maturity Date:	September 15, 2040

Trade Date:	September 7, 2010

Original Issue Date (Settlement):	September 10, 2010

Interest Accrual Date:	September 10, 2010

Issue Price (Price to Public):	99.481%

Coupon:	5.600%

Benchmark Treasury:	4.375% due 05/15/40

Benchmark Treasury Price and Yield:	112-12; 3.686%

Spread to Benchmark Treasury:	195 basis points

Yield:	5.636%

Interest Payment Period:	Semi-Annually

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011

Day Count Convention:	30/360

Optional Make-Whole Redemption:

As a whole or in part, at Hospira’s option, at any time or from time to time, on not less than 30 nor more than 60 days’ notice, if redeemed (i) before March 15, 2040 (six months prior to the maturity date of the notes), the notes will be redeemed at a price equal to the greater of (x) 100% of the principal amount of the notes to be redeemed and (y) the sum of the present values of the remaining scheduled payments on such notes discounted to the date of redemption, on a semi-annual basis, at a rate equal to the sum of the applicable Treasury Rate, plus

30 basis points or (ii) on or after March 15, 2040 (six months prior to the maturity date of the notes), the redemption price for the notes will equal 100% of the principal amount of the notes.

Change of Control:

If a Change of Control Triggering Event occurs, Hospira will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Specified Currency:	U.S. Dollars (“$”)

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Business Day:	New York

CUSIP:	441060 AL4

ISIN:	US441060AL40

Joint Book-Running Managers:	Morgan Stanley & Co. Incorporated Citigroup Global Markets Inc. RBS Securities Inc.

Co-Managers:	Banc of America Securities LLC Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, Citigroup Global Markets Inc. toll free at 1-877-858-5407, or RBS Securities Inc. toll free at 1-866-884-2071.

Prospectus Supplement Dated September 7, 2010

Prospectus Dated May 1, 2009